EXHIBIT C

SCION ASSET MANAGEMENT, LLC

August 2, 2019

The Board of Directors
Tailored Brands, Inc.
6380 Rogerdale Road
Houston, TX 77072

Dear Members of the Board,

Scion Asset Management and its affiliates (“Scion”) are shareholders of Tailored Brands, Inc. (“Tailored”), and Scion current owns approximately 2,250,000 shares, or about 4.45%, of the 50,519,133 common shares outstanding per Bloomberg.

We have concerns regarding Tailored’s capital management given the significant long-term underperformance of the Tailored’s common stock.  The decision to acquire Joseph A. Banks, Inc., (“JAB”) along with the ousting of founder George Zimmer, predated a period of historic losses and significant shareholder pain.

At this writing, the common stock of Tailored is at 1993 levels, and many on Wall Street see Tailored in dire straits.  Per Bloomberg, as of August 1st, the first lien $886 million bank loan has sold off to less than 88 cents on the dollar.

We are aware much work has been done to turn around JAB, and we also realize that Tailored paid down more than 430 million of debt over the last two fiscal years.

But earnings per share have not come close to fiscal year 2013’s $2.55/per share, despite the $1.8 billion outlay for JAB.  In fact, for fiscal year 2016, Tailored took a loss of $21.26 per share.

On July 29, 2014 at the Tailored Brands Analyst Day, management stated, “The assumptions we've provided so far with the synergies at the low end of the range would lead us to an earnings per share of a little more than $5.50. If we achieve the high end of the synergies, which would be $150 million that would push the EPS over $6 a share.”

Speaking of synergies - during that analyst day, the word “synergies” was mentioned 22 times. Here we are in 2019, and per NASDAQ, the analyst consensus for the year is just $1.69 per share.

The return on invested capital, as well as management’s record on guidance, has been very poor.   Shareholders are left contemplating the returns that might have been if the JAB acquisition had never happened.

Significantly, the $1.8 billion acquisition’s legacy of debt remains so threatening that during May, CFRA raised concerns over “TLRD’s deteriorating solvency position.”

We are also aware that Tailored Brands has had difficult periods before, including same store sales declines of 10% in fiscal year 2002, and of 9% in in fiscal year 2009.  We have seen the casual trend become Wall Street mantra before, and we have seen the punishment that Wall Street can dole out on a specialty retailer such as Tailored Brands when the trends turn negative.  We always saw the business, and the stock, recover with resiliency reflecting the competitive strengths of the enterprise.

20400 STEVENS CREEK BLVD, SUITE 840  |  CUPERTINO, CA  95014
TEL (408) 441 8400  |  FAX (408) 441 8405

SCION ASSET MANAGEMENT, LLC

The bad old days were not all that bad compare to recent history.  In fiscal year 2002, earnings fell 48%, and in fiscal year 2009, earnings fell 59%, but Tailored maintained positive earnings per share.  Even the Great Financial Crisis could not shake Tailored’s earnings lower than $0.88 per share.  No losses – not until the JAB acquisition.

We suggest that when your bank debt is trading below 88 cents, 40% of your stock is shorted and your stock is at 26 year lows, there is more to market sentiment than an expansion of casual Friday- and revamped sales strategies are only going to be part of the solution.  The history and legacy of prior poor capital allocation decisions weigh most heavily.

With this in mind, particular attention today should be paid to the dividend.  Given the debt levels and negatively trending same store sales, the dividend should not be sacrosanct.

At $0.72 per share, the dividend amounts to about $36,373,776 annually.  After taxes, most shareholders receive substantially less.  For example, New Yorkers would pay a 36.5% top tax rate on those dividends. Which, on the recent $4.80 stock price, reduces the effect yield from 15% to 9.5%.

The 26-year low stock price, however, offers some opportunity here.

If funds for the dividend were instead allocated to repurchase of common stock at a recent price of $4.80, the company could retire 7,577,870 shares, which is of course equals the dividend rate of 15% of the total shares outstanding.

Repeated annually and assuming the same share price, there would be about 20.2 million shares outstanding by the end of 2022.  Earnings per share in 2022 would be $4.23 per share even if this year’s consensus net income, per NASDAQ, does not grow, and if interest expense remained the same.

Of course, you need not wait four years to achieve such an increase in earnings per share. This all could be accelerated to the extent allowed by your lenders.  The basic premise is that retiring 60% of your shares at recent prices would increase the earnings per share up to near where the common shares currently trade.  This is an uncommon opportunity in the stock market.

Down the road, given continued debt reduction, it might be reasonable to reinstate a (much cheaper) $0.72 dividend.  Today, however, paying dividends is not the best opportunity available to those allocating capital on behalf of Tailored shareholders.

Share buybacks are simply a more efficient manner in which to reward long-term shareholders when the share price is heavily discounted.  If management has confidence in Tailored as a going concern over the long-term, this is a simple decision.

We recommend the Board of Directors prioritize a substantial buyback along with continued aggressive debt reduction.  The dividend should be eliminated or vastly reduced in order to facilitate these more urgent and timely allocations of capital.

20400 STEVENS CREEK BLVD, SUITE 840  |  CUPERTINO, CA  95014
TEL (408) 441 8400  |  FAX (408) 441 8405

SCION ASSET MANAGEMENT, LLC

Sincerely,

Dr. Michael J. Burry

20400 STEVENS CREEK BLVD, SUITE 840  |  CUPERTINO, CA  95014
TEL (408) 441 8400  |  FAX (408) 441 8405